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                            November 9, 2022

       Jesse Sutton
       Chief Executive Officer
       PishPosh, Inc.
       1915 Swarthmore Avenue
       Lakewood, New Jersey 08701

                                                        Re: PishPosh, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed October 21,
2022
                                                            File No. 333-267982

       Dear Jesse Sutton:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1

       Use of Proceeds, page 24

   1. We note your amended disclosure in response to comment 4. Please revise your Use of
                                                        Proceeds disclosure to
indicate the approximate amount of net proceeds intended to be spent for the repayment
of the short-term promissory notes. Refer to Item 504 of
                                                        Regulation S-K.
       Dilution, page 26

   2. Reference is made to the last paragraph on page 26. Please show us how you computed the impact each $1.00
increase (decrease) in the assumed offering price and 500,000 share increase (decrease) had
on adjusted net tangible book value per share after the offering and dilution to new
investors purchasing Common Stock in the offering.
 Jesse Sutton
FirstName  LastNameJesse Sutton
PishPosh, Inc.
Comapany 9,
November   NamePishPosh,
              2022        Inc.
November
Page  2    9, 2022 Page 2
FirstName LastName
Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Factors Affecting our Performance
Known Trends and Uncertainties
Inflation, page 29

3. We note your amended disclosure in response to comment 3. Please expand your discussion of interest rates in your Risk Factors to specifically identify the impact of rate increases on your operations and how your business has been affected. Alternate Pages
Selling Stockholders, page 9

4. With respect to the shares to be offered for resale by each selling stockholder that is a legal entity, please disclose the natural person or persons who have voting and investment control of the shares to be offered for resale by that selling stockholder. Refer to Question
         140.02 of Regulation S-K Compliance & Disclosure Interpretations. This comment also applies to the Security Ownership Table on page 53 of your public offering prospectus.
         Refer to Item 403 and Item 507 of Regulation S-K.

General

5. We note your disclosure regarding the Pre-IPO Offering, including the sale of shares to
         Meister Seelig & Fein LLP. Please provide the disclosure required under Item 509 and
         Item 404(d) of Regulation S-K.
6. We note your disclosure that listing is a condition to your offering. Please revise the cover page to also state that if your application is not approved by the Nasdaq Capital
         Market, your offering will not be completed.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Jesse Sutton
PishPosh, Inc.
November 9, 2022
Page 3

       You may contact James Giugliano at 202-551-3319 or Adam Phippen at 202-551-3336 if
you have questions regarding comments on the financial statements and related matters. Please contact Alyssa Wall at 202-551-8106 or Jennifer L pez Molina at 202-551-3792 with any other questions.



                                                         Sincerely,
FirstName LastNameJesse Sutton
                                                         Division of
Corporation Finance
Comapany NamePishPosh, Inc.
                                                         Office of Trade &
Services
November 9, 2022 Page 3
cc:       Louis Lombardo
FirstName LastName